LAW OFFICES
THOMPSON, WELCH, SOROKO & GILBERT LLP
3950 CIVIC CENTER DRIVE, SUITE 300
SAN RAFAEL, CA  94903
(415) 448-5000

FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE
(415) 262-1200

September 23, 2013

Brian Pitko, Staff Attorney
Amy Reischauer, Staff Attorney
Franklin Wyman, Staff Accountant
Mary Mast, Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Asterias Biotherapeutics, Inc. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-187706

Dear Mr. Pitko, Ms. Reischauer, Mr. Wyman, and Ms. Mast:

This letter is being submitted on behalf of Asterias Biotherapeutics, Inc. (“Asterias”) in response to your letter of September 19, 2013 regarding Amendment No. 3 to the Registration Statement on Form S-1 (333-187706) (the “Registration Statement”) filed by Asterias on September 3, 2013 and our letters dated September 17 and September 18, 2013. We are filing Amendment No. 4 to the Registration Statement to address your comments as explained below.

Comment 1:

If the revisions shown are acceptable to you, they will be included in Amendment 4 to the Registration Statement.

Comment 1:

1. Please refer to your response to comment one and address the following:

You state in footnote (1) that you will remeasure both the BioTime Warrants and the corresponding obligation to distribute them at fair value, with net changes in the fair value, if any, to be reflected in other income (expenses) in your statement of operations. Please clarify that the net change in fair value will be zero or tell us why not. In addition, please clarify how long you expect to hold the BioTime warrants after completion of the Asset Contribution and if there are any circumstances in which the distribution of the BioTime warrants to Geron will change.

In response to your comment, while we have not yet completed an accounting and valuation analysis related to the BioTime Warrants and the related distribution obligation, we have added clarifications to footnote (1) to indicate that we expect the fair values of the warrants and the distribution obligation to be equal at any applicable date, and that we expect there to be no impact of the remeasurement on our statement of operations.  We also added as statement clarifying that we are not aware of any circumstances in which our obligation to distribute the BioTime Warrants to Geron could change so as to cause a difference between the value of that obligation and the value of the BioTime Warrants.

Securities and Exchange Commission
September 23, 2013

The BioTime Warrants Distribution is expected to be a short-term event, but we cannot definitively determine the number of days that will elapse between the contribution date and the distribution date of the BioTime Warrants. The Asset Contribution Agreement provides that Geron will distribute the Asterias Series A Shares to its stockholders as soon as practicable, and the Series A Distribution must be completed before Asterias conducts the BioTime Warrants Distribution.   We currently estimate that it will take three to four weeks for Geron to effect the Series A Distribution because Geron must set a record date for the distribution after it receives the Series A Shares and it must give prior notice of that date to the Nasdaq.  Geron must also perform certain other procedures such as preparing lists of its stockholders by jurisdiction, and determining how many shares will need to be sold to eliminate fractional shares, and the actual distribution of the shares by the transfer agent is expected to require several days.  Asterias must then follow a similar process of establishing a record date and to determine the number of BioTime Warrants to be distributed to the new holders of its Series A Shares.  Accordingly we expect that the BioTime Warrants Distribution will occur a few weeks after the Series A Distribution, and therefore six to eight weeks after the Asset Contribution.

Please revise your reference to December 31, 2013 in footnote (1) or tell us why that date is appropriate.

Thank you for pointing out this typographical error, which we are correcting as shown in footnote 1 on page 11.

You state in footnote (5) that $30,000,000 will be deducted from the enterprise value for the BioTime shares. The amount is not consistent with the fair value of the BioTime shares at December 31, 2012 or June 30, 2013, as presented in the Summary Financial Data table on page 11. Please revise or advise.

We have made clarifications to footnote (5) to further explain our rationale. Specifically, we noted, that the value of $31,271,346 ascribed to the intangible assets is based on the difference between (i) the estimated enterprise value of Asterias which reflects the issuance of a total of 30,447,119 shares of Asterias common stock to BioTime, Geron, and Romulus, and (ii) values of all other assets (i.e., the BioTime common shares and cash) that Asterias expects to receive in return under the Asset Contribution Agreement.  For purposes of making this estimate, we used the Asterias enterprise value and the estimated values of all other assets as of January 4, 2013, the date of the Asset Contribution Agreement and the date the parties reached an agreement regarding relative contributions of each and thereby the implicit value of the assets to be contributed. Specifically, as of that date, the Asterias enterprise value was estimated at approximately $71,271,346, and the value of the BioTime common shares to be contributed by BioTime at $30,000,000, with the number of shares fixed at 8,902,077 in accordance with the valuation formula in the Asset Contribution Agreement which is now explained in the revised footnote.  In addition, cash to be contributed by BioTime and Romulus was $10,000,000.

Owing to the nature of the intangible assets, we do not expect the intangible asset value to change significantly over the relatively short period that has elapsed since January 4, 2013. In particular, we do not expect the value of the intangible assets to change with the increases or decreases in the fair value of the BioTime stock held by Asterias, even if the change in the value of the BioTime stock could result in a corresponding increase or decrease on the total value of Asterias assets. For that reason, we do not believe a different value of the intangible asset would result from using either the December 31, 2012 or June 30, 2013 BioTime stock fair value and a hypothetical Asterias enterprise value calculated as of those dates.

Securities and Exchange Commission
September 23, 2013

As stated in footnote (1), Asterias will complete a valuation of intangible assets after the completion of the Asset Contribution, taking into account various factors pertinent to the valuation of the intangibles, which cannot be determined prior to completion of the Asset Contribution. Also at that time, Asterias will complete accounting for the Asset Contribution. We have not yet completed an analysis of all accounting and valuation considerations applicable to the transaction. However, for purposes of illustrating our preliminary considerations, we have included a hypothetical example of such accounting in Attachment I.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

s/Richard S. Soroko
Richard S. Soroko

ATTACHMENT I

Note that the following is included solely for purposes of illustrating our preliminary considerations regarding the accounting for the Asset Contribution, using hypothetical amounts. We have not yet completed an analysis of all accounting and valuation considerations applicable to the transaction. We will complete accounting for the Asset Contribution following the closing and determination of the applicable fair values. Note that the amounts below are hypothetical and are not intended to tie to or approximate the amounts in the “as adjusted” column in the Summary Financial Data. The actual amounts we will determine upon closing of the Asset Contribution are likely to be different.

As we previously discussed in our letter dated September 18, 2013, the Asset Contribution represents an acquisition of assets, and not a business combination. Acquisitions of assets are accounted for under the relevant provisions of Accounting Standards Codification (ASC) 805-50.

In the Asset Contribution, Asterias exchanges assets with three separate parties that are independent from each other: BioTime (Asterias’ parent), Geron and Romulus, and the latter two are also independent from Asterias. Transactions among unrelated parties are generally presumed to be at fair value in accordance with ASC 820-10-30-3. As these are exchange transactions with three separate entities, we will account for each exchange separately.

Below we have provided a hypothetical example of accounting for the Asset Contribution. For purposes of this example, we have used the following amounts (in millions of dollars, debits are positive and credits are negative):

Asterias book amounts immediately prior to closing of the Asset Contribution
Net stockholders’ deficit	$2
Obligation to BioTime	$(2)

Romulus exchange
Cash contributed by Romulus	$5
Fair value of Asterias common stock and warrants issued to Romulus	(5)
Net difference	$–

The transaction with Romulus is an exchange of cash for securities, and would be accounted for based on the amount of cash received.

BioTime exchange
Cash contributed by BioTime	$5
Fair value of BioTime shares contributed by BioTime	36
Fair value of BioTime warrants contributed by BioTime	12
Fair value of other assets contributed by BioTime	1
Fair value of Asterias common stock and warrants issued to BioTime	(57)
Net difference	$(3)

The exchange with BioTime is an exchange of assets with readily determinable market value (BioTime shares and cash) and assets and securities whose fair values would be determined using models and other Level 3 fair value inputs (BioTime warrants, other assets to be contributed by BioTime, and Asterias common stock and warrants). To the extent there is a net difference between individual fair values of elements ($3 in the example above), in accordance with ASC 470-20-25-2 (applied by analogy), it would be allocated on a pro rata basis to the relative fair values of Asterias common stock and warrants issued to BioTime.

Geron exchange
Fair value of intangible assets eligible for capitalization and/or in process research and development (IPR&D) acquired from Geron	$28
Fair value of Asterias common stock issued to Geron	(18)
Fair value of BioTime warrants distribution obligation	(12)
Net difference	$(2)

The exchange with Geron is an exchange of assets and securities whose fair values would be determined using models and other Level 3 fair value inputs. To the extent there is a net difference between individual fair values of elements ($2 in the example above), we will apply guidance in ASC 805-50-30-2 to determine whether the fair value of the acquired assets or of the consideration issued is more readily measurable, and, if the latter is the case, we would also apply ASC 805-50-30-3 which requires the cost of a group of assets acquired in an asset acquisition to be allocated to the individual assets acquired or liabilities assumed based on their relative fair values. In this example, we have applied the residual difference to the value of IPR&D and intangible assets eligible for capitalization.  Note that the BioTime warrants distribution obligation would be carried at fair value.

The following table summarizes the above hypothetical measurement and allocation as they would be reflected in Asterias financial statements upon closing of the Asset Contribution (in millions of dollars; debits are positive and credits negative):

	Prior to closing	Romulus	BioTime	Geron	After closing
Cash	$–	$5	$5	$–	$10
BioTime shares	–	–	36	–	36
BioTime warrants	–	–	12	–	12
Intangibles and/or IPR&D	–	–	–	30	30
Other assets	–	–	1	–	1
Warrant obligation	–	–	–	(12)	(12)
Liability to BioTime	(2)	–	–	–	(2)
Equity	$2	$(5)	$(54)	$(18)	$(75)